GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following provisions are hereby added to the Contract.

GUARANTEED WITHDRAWAL BENEFIT:
You can make partial withdrawals up to a total of [10%] of your Purchase Payments (less prior Excess Adjusted Partial Withdrawals) in each Contract Year, regardless of the amount of Contract Value, until the total of all Guaranteed Withdrawals that have been taken over all years equal 100% of the Purchase Payments (less prior Excess Adjusted Partial Withdrawals). The withdrawal amounts guaranteed under this provision are prior to any MVA.

EXCESS ADJUSTED PARTIAL WITHDRAWALS:
Excess Adjusted Partial Withdrawals are partial withdrawals (including any MVA made or withdrawal charges assessed) in excess of Guaranteed Withdrawals made during the Contract Year, multiplied by the greater of 1 or the ratio of the remaining available Guaranteed Withdrawals for all years (prior to the partial withdrawal) to the Contract Value (on the date of but prior to the withdrawal) adjusted for any MVA.

CONDITIONS FOR TERMINATION OF THE GUARANTEED WITHDRAWAL BENEFIT:
This benefit will terminate on the Income Date or when the Contract terminates.

BENEFIT CHARGE:
There is no additional charge for this benefit.


         Signed for Allianz Life Insurance Company of North America by:


                      /s/ Suzanne J. Pepin             /s/  Charles Kavitsky
                        Suzanne J. Pepin                  Charles Kavitsky
                Senior Vice President, Secretary              President
                   and Chief Legal Officer

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